# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adams Resources & Energy, Inc., CIK 0000002178
CUSIP: 006351308
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 2727 Allen Parkway, 9th Floor, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-006500
Filed by CIK 0001167212

## Reporting persons
- NEEDHAM INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Needham Asset Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George A. Needham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Needham Aggressive Growth Fund: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Adams Resources & Energy, Inc.
Address of issuer's principal executive offices: 2727 Allen Parkway, 9th Floor, Houston, TX 77019

## Item 2. Person Filing
Name of person filing:
Needham Investment Management L.L.C.
Needham Asset Management, LLC
George A. Needham
Needham Aggressive Growth Fund
Address of principal business office or, if none, residence:
Needham Investment Management L.L.C.
250 PARK AVENUE, 10TH FLOOR, NEW YORK, NY, 10177

Needham Asset Management, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

George A. Needham
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Aggressive Growth Fund
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America
Citizenship:
Needham Investment Management L.L.C. - Delaware
Needham Asset Management, LLC - Delaware
George A. Needham - United States
Needham Aggressive Growth Fund - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Needham Aggressive Growth Fund - 0
Percent of class:
Needham Investment Management L.L.C. - 0.0%
Needham Asset Management, LLC - 0.0%
George A. Needham - 0.0%
Needham Aggressive Growth Fund - 0.0%
Sole power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Needham Aggressive Growth Fund - 0
Shared power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Needham Aggressive Growth Fund - 0
Sole power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Needham Aggressive Growth Fund - 0
Shared power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Needham Aggressive Growth Fund - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- NEEDHAM INVESTMENT MANAGEMENT LLC: By: /s/ James W. Giangrasso, James W. Giangrasso / Chief Financial Officer (05/14/2025)
- Needham Asset Management, LLC: By: /s/ James W. Giangrasso, James W. Giangrasso / Chief Financial Officer (05/14/2025)
- George A. Needham: By: /s/ George A. Needham, George A. Needham (05/14/2025)
- Needham Aggressive Growth Fund: By: /s/ James W. Giangrasso, James W. Giangrasso / Chief Financial Officer (05/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.